Exhibit 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF SPECIAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Room Tian & Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 11th November, 2008 at 9:00 a.m. or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT the outstanding options to subscribe for 92,125,000 shares at par value of US$0.01 each of the Company which have been granted but not exercised as at the date of the passing of this resolution, pursuant to the share option scheme of the Company adopted on 28th June, 2002 be and are hereby cancelled and that the directors of the Company be and are hereby authorised to do all such acts, execute all such documents and deeds as they in their discretion consider necessary or desirable to give effect to the foregoing.”
2.	“THAT conditional upon the listing committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) approving the share option scheme (a copy of which is produced to the meeting marked “A” and signed by the chairman of this meeting for the purpose of identification) (the “New Share Option Scheme”) and any options which may be granted thereunder and granting approval for listing of, and permission to deal in, the shares at par value of US$0.01 each in the capital of the Company (the “Shares”) which may fall to be issued pursuant to the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted by the Company and with effect from the date of the New Share Option Scheme becoming unconditional and effective, the existing share option scheme of the Company which was adopted by the Company on 28th June, 2002 be terminated therefrom and the directors of the Company (the “Directors”) be and are hereby authorised to allot and issue Shares pursuant to the exercise of any options which may fall to be granted under the New Share Option Scheme, and that to the extent permissible under the bye-laws of the Company, the Rules Governing the Listing of Securities on the Stock Exchange and the rules of the New Share Option Scheme, the Directors may vote in respect of any resolution(s) under or affecting the New Share Option Scheme (including the granting of options thereunder or approving the allotment and issue of Shares upon exercise of options thereunder) notwithstanding any interest(s) of any Director(s).”
By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, 24th October, 2008

Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	Pursuant to bye-law 70 of the bye-laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
As at the date of this announcement, the Board comprises four executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive Director, Mr. Lei Xiaoyang; and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
* for identification purposes only